UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission file number 1-5964
__________________________________

IKON Office Solutions, Inc.
(Exact name of registrant as specified in its charter)

P.O. Box 834
Valley Forge, Pennsylvania 19482
(610) 296-8000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

7.250% Notes due 2008

(Title of each class of securities covered by this Form)

Common Stock, No Par Value
6.75% Notes Due 2004
5% Convertible Subordinated Notes Due 2007
6.75% Notes Due 2025
7.30% Notes Due 2027

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remain)

        Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(ii) Rule 12h-3(b)(1)(ii) Rule 12g-4(a)(2)(i) Rule 12g-4(a)(2)(ii)	☐ ☐ ☐ ☐	Rule 12h-3(b)(1)(i) Rule 12h-3(b)(1)(ii) Rule 12h-3(b)(2)(i) Rule 12h-3(b)(2)(ii) Rule 15d-6	☒ ☐ ☐ ☐ ☐

Approximate number of holders of record as of the certification or notice date: 51

        Pursuant to the requirements of the Securities Exchange Act of 1934, IKON Office Solutions, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: September 17, 2004	By: /s/ WILLIAM S. URKIEL William S. Urkiel Senior Vice President and Chief Financial Officer